82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

April 21, 2003



By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On April 11, 2003, the Company issued a press release announcing that it had signed an agreement with Office Depot for the sale of Guilbert. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On April 14, 2003, the Company issued a press release announcing that Thomas Kamm has been appointed Vice President for Communications and Corporate Affairs. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On April 16, 2003, Rexel, a subsidiary of the Company, issued a press release announcing its sales results for the first quarter of 2003. A copy of the English language version of this press release is attached as Appendix C to this letter.

4. On April 17, 2003, the Company issued a press release announcing the Company's sales results for the first quarter of 2003. A copy of the English language version of this press release is attached as Appendix D to this letter.

5. In April, 2003, the Company sent a letter to its shareholders regarding the Company's results for 2002. A copy of the English language version of this letter is attached as Appendix E to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

PINAULT
PRINTEMPS-REDOUTE

03 APR 23 AM 7:21

Paris, April 11, 2003

PRESS RELEASE

PPR SIGNS AN AGREEMENT WITH OFFICE DEPOT FOR THE SALE OF GUILBERT

Pinault-Printemps-Redoute has finalised an agreement with the US group Office Depot for the sale of its company Guilbert, Europe's leading distributor of office equipment and supplies to business-to-business customers.

The transaction totalled EUR 815 million. An additional payment of EUR 40 million will be made if the Office Depot share price exceeds USD 20* for 5 consecutive trading sessions in the 18 months following the approval of the disposal by EU competition authorities.

This transaction, before taking into account the potential additional payment, will have no impact on full-year Group net income excluding non-recurring items. The disposal will reduce debt by EUR 815 million (a reduction of EUR 640 million of consolidated net financial debt and a reduction of EUR 175 million of outstanding securitised customer loans).

** The Office Depot share closed at USD 11.60 on April 10, 2003.*

About Guilbert:

Guilbert, Europe's leading distributor of office equipment and supplies to business-to-business customers, has operations in 9 European countries and 5,700 employees. It has developed a direct-sales (contract) business based on a network of 1,500 representatives throughout Europe and over 9,500 references, including 2,400 under Guilbert's generic brand Niceday. In 2002, this business represented sales of EUR 1.4 billion (of which 15% online) and operating income of EUR 63 million.

About Pinault-Printemps-Redoute:

PPR has a presence in over 65 countries. It is the leading European specialised distribution group through companies such as Printemps, Conforama, Redcats and Fnac, and a major player in the luxury goods sector with the Gucci and Yves Saint Laurent brands. In 2002, PPR generated EUR 27.4 billion in sales, EUR 1,827 million in operating income and EUR 1,589 million in net income. The Group totalled over 108,000 employees in 2002.

About Office Depot:

In 2002, Office Depot, an S&P 500 company, recorded total sales of USD 11.4 billion, operating income of USD 500 million and net income of USD 311 million. As of December 28, 2002, Office Depot runs 867 office supply superstores in the United States and Canada, in addition to a national business-to-business delivery network including 60 sales offices, 24 domestic delivery centers and 13 regional call centers. The company also sells products and services in 20 countries outside the United States and Canada, including 37 office supply stores in France and 13 in Japan which belong to the company, as well as 121 office supply stores through joint venture operations or licensing agreements under the Office Depot brand name in 7 countries outside North America. The Office Depot share is traded on the NYSE under the symbol ODP.

CONTACTS

Press:	Juliette Psaume	+33 (0)1 44 90 63 02
Analysts/Investors:	David Newhouse	+33 (0)1 44 90 63 23
	Alexandre de Brettes	+33 (0)1 44 90 61 49
Press website:	www.pprlive.com	
Analyst/Investors website:	www.pprfinance.com	

Appendix B

PINAULT
PRINTEMPS-REDOUTE

NOMINATION

Thomas KAMM has been appointed Vice-President for Communications and Corporate Affairs for Pinault-Printemps-Redoute

Paris, April 14, 2003

Thomas Kamm, the Group's Vice-President, Corporate Affairs, and a member of the Executive Committee, succeeds Vincent de La Vaissière as Vice-President for Communications and Corporate Affairs for Pinault-Printemps-Redoute effective 14 April.

Since 1999, Vincent de La Vaissière, a member of the Executive Committee, exercised the function of Group Corporate Communications Vice-President with commitment and professionalism. He leaves the company after having contributed with efficiency during the last three and a half years to Communications in all its forms throughout the Group.

In his new position, Thomas Kamm will merge the Communications and Corporate Affairs Departments. He will be in charge of internal and external communications, press relations, and financial communications. He will also lead the network of Communications Departments of the Group's companies in France and internationally. In addition, Thomas Kamm will continue to develop the implementation of the Group's corporate social responsability policies and its commitment to the community through the SolidarCité non-profit association.

Thomas Kamm, 43 years old, is an American citizen. He joined the Group in December 2000. He holds a degree in History. He has spent most of his career as an international journalist mainly for The Wall Street Journal as a correspondent in Brussels, Paris, and Rio de Janeiro. From 1994 to 2000, he was The Wall Street Journal's Bureau Chief for Paris and Southern Europe.

CONTACTS

Press:	Juliette Psaume	+33 (0)1 44 90 63 02
Analysts/Investors:	David Newhouse	+33 (0)1 44 90 63 23
	Alexandre de Brettes	+33 (0)1 44 90 61 49
Press website:	www.pprlive.com	
Analyst/Investors website:	www.pprfinance.com	

Appendix C

04.16.03

1st QUARTER SALES
2003: 1,661 MILLION

Rexel consolidated sales for the 1st quarter of 2003 amounted to 1,661 million, down 3.0% from the same period last year before on a comparable structural, exchange rate and day-year basis.

Taking into account negative currency impact of 149 million due mainly to the euro's appreciation against the U.S. and Canadian dollars, sales declined by 10.2%.

The 1st quarter 2003 trend in sales by geographic area on a constant structural, exchange rate and day-year basis was as follows:

	Sales trend in %	% of total Group sales
Europe	-3.0%	57%
France	-1.4%	29%
Europe excluding France	-4.5%	28%
Americas	-3.6%	37%
North America	-3.6%	36%
Latin America	-5.0%	1%
Asia-Pacific	0.4%	6%
TOTAL	-3.0%	100%

The implementation of previously announced reorganization measures is ahead of schedule. These measures have been intensified to respond to an environment which remains difficult. In such an environment, operating profitability is not expected to improve in the first half of 2003. However, cost reduction initiatives should allow Rexel to increase operating income in the second half of 2003, even if the current economic conditions continue.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies,

with a network of 1,800 sales outlets in 32 countries and 23,200 employees.

Press contact:
Laetitia Olivier: (331) 4285 5989
Email: lolivier@rexel.fr

Financial analyst/investor contact:
Frédéric de Castro: (331) 4285 7612
Email: fdecastro@rexel.fr

Appendix D

PINAULT PRINTEMPS-REDOUTE

Paris, April 17, 2003

PRESS RELEASE

STRONG SALES PERFORMANCE FOR THE FIRST QUARTER OF 2003

Growth on a comparable basis:

- **Group: +2.8%**
- **Retail: +6.1%**
- **Retail and Luxury Goods*: +6.2%**

In the first quarter of 2003, Group sales totalled EUR 6,304.4 million, up 2.8% on a comparable structural, exchange rate and day-year basis. This confirms the quarterly improvement in business throughout 2002 and the stepped-up growth seen in the fourth quarter of 2002. It notably reflects the strength of the Retail division and the healthy performance of the Luxury Goods division, despite the poor economic environment.

in EUR million	31/03/03 Actual	Change Comparable ***
Conforama	685.3	+5.9%
Fnac	833.7	+7.5%
Mobile Planet	5.0	-5.7%
Leisure and Household Goods division	*1,524.0*	*+6.7%*
Printemps	222.3	+1.9%
Redcats	1,084.3	+6.0%
Orcanta	12.2	+12.6%
Apparel and Lifestyle division	*1,318.8*	*+5.4%*
Retail **	**2,842.8**	**+6.1%**
Luxury Goods	**714.8**	**+6.0%**
CFAO	**411.3**	**+7.9%**
Subtotal Retail + Luxury *	**3,968.9**	**+6.2%**
Rexel	1,660.8	-3.0%
Pinault Bois & Matériaux	329.7	-2.5%
Guilbert	353.6	-2.2%
Business-to-Business	**2,344.1**	**-2.8%**
(Inter-company sales)	*(8.6)*	*na*
Total	**6,304.4**	**+2.8%**

* *including CFAO.*

** *The Retail division now includes the remaining stake in the Credit and Financial Services businesses (Redcats Finance UK and Ellos Nordic) for EUR 14.6 million in Q1 2003 and EUR 13.9 million in Q1 2002, as well as sales for Mobile Planet.*

*** *On a comparable basis in terms of Group structure, exchange rate and number of days.*

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement:

"Sales for the first quarter of 2003 confirm the improvement in the Group's sales performance, despite the economic and international climate. The sharp growth in the Retail division and encouraging results in the Luxury Goods division reflect the strength of our concepts and our sales and marketing initiatives. This growth reflects market share gains, while pursuing intense efforts in purchasing and cost control. The growth in Group sales reinforces our strategic focus on a single customer, the individual."

Comparable change

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	**Q1 2003**
Group	-1.7%	-1.8%	-0.5%	+1.7%	**+2.8%**
Retail + Luxury *	+0.7%	+0.1%	+1.9%	+3.2%	**+6.2%**

* *including CFAO*

In the first quarter of 2003, the difference between actual and comparable sales reflected the negative impact of changes in Group structure, which totalled EUR 279.4 million, relating to the sales of Finaref and Finaref Nordic, Facet and Guilbert's mail-order business, and the negative impact of exchange rate fluctuations, mainly associated with the US dollar, amounting to EUR 302.9 million.

The Group's Internet sales stood at EUR 232.9 million in the first quarter of 2003, up 31.4%.

Pursuing Retail's dynamic performance

The Retail division's stepped-up growth in 2002 continued in the first quarter of 2003, with spectacular growth of 6.1%, as compared to 3.5% in the fourth quarter of 2002. This rise reflects the dynamic performance of Group companies in France and abroad, mainly bolstered by the implementation of the "CliO" (Client Obsession) programme which aims to gain profitable market share through a series of sales initiatives. On a like-for-like basis, sales of the Retail division rose by 4.1% in the first quarter of 2003.

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	**Q1 2003**
Comparable change	-1.1%	+0.5%	+1.3%	+3.5%	**+6.1%**

❑ Leisure and Household Goods Division

Conforama

Conforama recorded 5.9% growth on a comparable basis in the first quarter of 2003, of which 4.2% on a like-for-like basis.

In France, activity grew by 4% on a like-for-like basis, boosted by the successful sales season and a more competitive promotional campaign.

Internationally, Conforama recorded growth of 10.6% on a comparable structure and exchange rate basis, notably with a rise of 7.6% in Italy (on a comparable store basis), 14.8% in Spain (in actual terms), 4.5% in Switzerland and 4.3% in Poland on a comparable store basis.

Fnac

On a comparable basis, Fnac recorded sustained sales growth, up 7.5% in the first three months of 2003 (2.2% on a like-for-like basis) and posted healthy results in France as well as buoyant sales growth in international markets.

In France, the 65 Fnac stores (including the Chartres store opened in the first quarter of 2003) recorded a 3.3% rise in the first quarter, mainly boosted by store sales in the French regions (up 4.2%) and in Paris (up 3.7%).

The specialised subsidiaries in France continued their successful performance, posting 20.2% growth in the first quarter, of which 23.2% for Surcouf, which opened a fourth store, in Bordeaux, in March, and 13.7% for the Children's division with a strong start to 2002 for Eveil & Jeux, up 19.2%. This reflects Surcouf's successful expansion strategy as well as finely-tuned customer segmentation.

Sales outside of France grew by 13.3% on a comparable structure and exchange rate basis. In actual terms, Fnac store sales rose by 13.7%, with sharp growth in Portugal (+14.5%), Spain, (+13%) and especially in countries in which the company recently established operations (+72.7% in Italy, +60.4% in Switzerland on a comparable exchange rate basis and +32.4% in Brazil on a comparable exchange rate basis). The next store opening is planned for the second quarter in Naples, thereby increasing the number of Fnac stores outside France to 33.

Internet sales grew by a factor of 1.5 in the first quarter and now account for 2.6% of total sales, of which 20.3% for Eveil & Jeux and 9.7% for Surcouf.

- **Apparel and Lifestyle Division**

Printemps

In the first quarter of 2003, Printemps recorded sales growth of 1.9% on a comparable basis. The first quarter of 2003 was marked by the dynamic growth of the Sports division and the strength of the department stores despite the drop in store visitors due to the conflict in Iraq.

The department stores maintained strong overall activity, up 0.4%, with sustained growth for the chain stores (excluding Haussmann store), which recorded a 4.9% rise in activity, benefiting from the promotional campaigns of the Printemps store card and a solid performance in Women's Fashion, up 13.7%. Activity at the Haussmann store, down by 4.5%, suffered from the drop in the number of international visitors due to the conflict in Iraq and the major renovation work in the Fragrances/Cosmetics department, which aims to create one of the largest selling areas worldwide (3,000 sq. m.).

The Sports division, which combines Citadium and 18 Made in Sport stores (including a new store opened in March 2003), grew by 9.4% in the first quarter. In March alone, sales of the Sports division grew by 22.1%.

Redcats

In the first quarter of 2003, Redcats pursued the recovery begun in late 2002 (up 0.9% on a comparable basis in Q4 2002), with a 6% rise on a comparable basis. Excluding the US, growth was even stronger on a comparable basis, at 8%.

In actual terms, the company recorded a drop of 1.3%, suffering from the very negative impact of exchange rate fluctuations (down 7.0%) due to the drop in the US dollar and the British pound against the Euro.

In France, the success of La Redoute's spring-summer catalogue reinforced the brand's leadership, with sales up by 12.1%, outperforming the market by 4.4 points in the first quarter of 2003. The La Redoute catalogue was also successful outside France with spectacular growth of 15.4%, of which 16.8% in Switzerland, 11.4% in the United Kingdom and 11.5% in Belgium. These healthy results reflect the success of the catalogue's renewed focus on its core target customer, women, and the Internet channel's positive impact on mail-order sales.

In the US, Brylane grew by 1.7% in the first quarter of 2003, with particularly strong performance in March and 24.1% growth in the household goods business, due to the success of the Brylane Kitchen catalogue launched in February 2002.

Redcats Nordic started the year well, with a 15.4% increase in mail order sales in the first quarter of 2003.

In the first quarter of 2003, the specialised companies Vertbaudet France and Somewhere confirmed the strong sales performances seen throughout 2002, with growth of 11.9% and 12% respectively.

Internet sales now account for 12.3% of total company sales, compared with 9.5% in 2002, of which 22.3% for Brylane and 11.2% for La Redoute France.

Orcanta

On a comparable store basis, Orcanta recorded sales growth of 8.2% in the first quarter of 2003.

Healthy performance of the Luxury Goods division

Comparable	Q1 2002	Q2 2002	Q3 2002	Q4 2002	**Q1 2003**
change	+4.4%	-6.6%	+1.5%	+3.8%	**+6.0%**

Sales of the Luxury Goods division comprise the Gucci Group's activity between November 2002 and January 2003. Sales for the period remained stable (up 0.3%) in actual terms, mainly affected by the drop in the US dollar and the Japanese yen, and grew by 6% on a comparable basis.

Gucci's sales dropped by 8.3%, mainly due to exchange rate fluctuations. Retail sales fell in Japan, Europe and the US. In Asia outside of Japan, retail sales rose sharply, mainly bolstered by excellent growth in Taiwan, Korea, Hong Kong and China.

Yves Saint Laurent continues to record excellent sales growth (up 32.8% in actual terms), mainly reflecting impressive results in leather goods and footwear (up over 400% and 65% respectively on a comparable exchange rate basis). At January 31, 2003, Yves Saint Laurent had 48 directly operated stores, including the recently opened 930 sq. m. store in Milan (via Montenapoleone). In 2003, Yves Saint Laurent plans to open major flagship stores in New York, Beverly Hills, Hong Kong and London.

YSL Beauté also recorded strong performance, with actual sales up by 10.3%, reflecting healthy sales of its leading fragrances, *Opium* and *Kouros*, exceptional growth in its cosmetics range (up 24.5%) and the successful launch of the new men's fragrance, *M7*. YSL Beauté launched Alexander McQueen's first fragrance, *Kingdom*, in the first quarter.

Bottega Veneta's leather goods were extremely successful, with sales growth of over 90% on a comparable exchange rate basis.

Excellent performance of CFAO

Comparable change	Q1 2002	Q2 2002	Q3 2002	Q4 2002	**Q1 2003**
	+7.4%	+9.0%	+7.0%	+0.0%	**+7.9%**

Despite events in Ivory Coast, CFAO recorded very strong sales growth in the first quarter of 2003, with a 7.9% rise on a comparable basis. This growth mainly reflects the development of CFAO Technologies (up 32.2%), which now has operations in eight countries (Cameroon, Senegal, Ivory Coast, Gabon, Nigeria, Mali, Burkina Faso and Algeria), solid growth in the Pharmaceuticals sector (up 11.9%), with the growing development of the activity in Egypt, and the mixed results of its Automobile business, with strong growth in the French overseas departments and territories (11.9%), eastern and southern Africa (up 32.3%) and to a lesser extent in central Africa (down 5.4%) and western Africa (down 0.3%).

Following the acquisition of Isuzu Morocco, which will be consolidated in the second quarter of 2003, CFAO is strengthening its automobile distribution business in Morocco.

Business-to-Business held up well

Comparable change	Q1 2002	Q2 2002	Q3 2002	Q4 2002	**Q1 2003**
	-5.2%	-4.6%	-4.0%	-1.0%	**-2.8%**

Rexel

On a comparable basis, Rexel's activity fell by 3% in the first quarter of 2003. Sales were down 3.6% in North America, down 4.5% in Europe excluding France and down 1.4% in France. After accounting for the impact of exchange rate fluctuations of EUR 149 million, mainly due to the appreciation of the euro against the US and Canadian dollar, the decline in activity stood at 10.2%.

The implementation of previously announced reorganization measures is ahead of schedule. These measures have been intensified to respond to an environment which remains difficult. In such an environment, operating profitability is not expected to improve in the first half of 2003. However, cost reduction initiatives should allow Rexel to increase operating income in the second half of 2003, even if the current economic conditions continue.

Pinault Bois & Matériaux

On a comparable basis, the company recorded a slight fall of 2.5%, with a small drop in activity for the Distribution business and a decline in the wood Importing and Processing business.

The actual decline of 0.1% includes the positive impact of changes in Group structure of 2.4%, particularly due to the carryover impact of acquisitions made in 2002, 2003 acquisitions and the sale of the company's Moroccan business to CFAO.

Guilbert

On a comparable basis, Guilbert's sales fell by 2.2%, mainly reflecting strong performance in France (up 1.3%), dynamic growth in Spain and Portugal (3.1% and 24.5% respectively) and poorer performances in other countries where the company is active.

In actual terms, sales fell by 27.8%, primarily reflecting the sale of Guilbert's mail-order business. On April 8, 2003, the Pinault-Printemps-Redoute Group announced the sale of Guilbert to the US group Office Depot. This transaction is subject to approval from the relevant EU authorities.

in EUR million	31/03/03 Actual	31/03/02 Actual	Change Actual	Change Comparable basis ***
Conforama	685.3	646.5	+6.0%	+5.9%
Fnac	833.7	781.6	+6.7%	+7.5%
Mobile Planet	5.0	6.5	-23.1%	-5.7%
Lesiure and Household Goods division	*1,524.0*	*1,434.6*	*6.2%*	*+6.7%*
Printemps	222.3	215.9	3.0%	+1.9%
Redcats	1,084.3	1,098.1	-1.3%	+6.0%
Orcanta	12.2	10.8	13.0%	+12.6%
Apparel and Lifestyle division	*1,318.8*	*1,324.8*	*-0.5%*	*+5.4%*
Retail **	**2,842.8**	**2,759.4**	3.0%	**+6.1%**
Luxury Goods	**714.8**	**712.4**	0.3%	**+6.0%**
CFAO	**411.3**	**387.1**	**6.3%**	**+7.9%**
Subtotal Retail + Luxury *	**3,968.9**	**3,858.9**	**2.9%**	**+6.2%**
Rexel	1,660.8	1,849.2	-10.2%	-3.0%
Pinault Bois & Matériaux	329.7	330.1	-0.1%	-2.5%
Guilbert	353.6	490.0	-27.8%	-2.2%
Business-to-Business	**2,344.1**	**2,669.3**	-12.2%	**-2.8%**
Credit and Financial Services **	-	**187.6**	na	na
(Inter-company sales)	*(8.6)*	*(10.2)*	*na*	*na*
Total	**6,304.4**	**6,705.6**	**-6.0%**	**+2.8%**

* *including CFAO.*

** *The Retail division now includes the remaining stake in the Credit and Financial Services businesses (Redcats Finance UK and Ellos Nordic) for EUR 14.6 million in Q1 2003 and EUR 13.9 millions in Q1 2002, as well as sales for Mobile Planet.*

*** *On a comparable basis in terms of Group structure, exchange rate and number of days.*

CONTACTS

Press:	**Juliette Psaume**	**+33 (0)1 44 90 63 02**
Analysts/Investors:	**David Newhouse**	**+33 (0)1 44 90 63 23**
	Alexandre de Brettes	**+33 (0)1 44 90 61 49**
Press website:	www.pprlive.com	
Analyst/Investors website:	www.pprfinance.com	

Appendix E

Stock Market

The economic slowdown on both sides of the Atlantic and international tensions have continued to form the backdrop to the world financial markets during the first months of 2003.

Stock markets have remained bearish and extremely volatile, particularly as a result of the conflict in Iraq.

In Europe, since the beginning of the year, the German market (Dax 30) lost 8.9% and the CAC 40 8.8% on March 25.

PPR shares have not escaped this general bearish trend and the extreme volatility. On March 25, the share price closed at € 51.3, down 26.8%. Other food retailers such as Carrefour (-11.7%) or specialised such as Metro (-20.7%) and Dixons (-37.6%) in Europe or Office Depot (-17.6%) in the US, as well as luxury and business-to-business players such as Richemont (-19.4%) and Hagemeyer (-46.1%), have also shown comparable evolutions, principally due to their sensitivity to the environment and to household confidence.

PERFORMANCE OF PINAULT-PRINTEMPS-REDOUTE AND THE CAC 40 SINCE THE BEGINNING OF THE YEAR


In euros
80
75
70
65
60
55
50
45
40
-8.8%
-26.8%
Pinault-Printemps-Redoute
Index CAC 40

Stock Market Statistics

in euros	31/12/02	31/12/01	31/12/00
Share price – End period	70.1	144.6	228.9
Share price - High	154.7	235.3	268.0
Share price - Low	53.9	97.1	185.2
Number of shares	122,394,480	122,394,480	118,779,305

This document was produced by the Communication Department of Pinault-Printemps-Redoute -
Publication Director: Vincent de la Vaissière - Editor: David Newhouse - Writing: Olivia Comelli
Photography: T. Ardouin, D. Cocatrix, M. Jacob.

Shareholder Relations
Pinault-Printemps-Redoute
18, place Henri-Bergson
75381 Paris Cedex 08 - France
Tel: + 33 (0)1 44 90 61 22
Corporate website:
www.pprgroup.com
Shareholder's website:
www.pprshareholder.com

Letter TO SHAREHOLDERS N° 19 | APRIL 2003



Patricia Barbizet, Chairman of the Supervisory Board
Serge Weinberg, Chairman of the Management Board and CEO

To our Shareholders,

2002 was a decisive year for your Group. First of all, it marked the beginning of a major strategic shift that will lead to us concentrating the activities of Pinault-Printemps-Redoute on retail and luxury goods distribution. In its first stage, this has taken the form of the disposals of the mail order activities of Guilbert and of the Credit and Financial Services division as well as the increased stake in the capital of the Gucci Group, to 54.4%, at the end of December, since raised to 61%.

On completion, the activity of your Group will be focused on individual customers and their needs in terms of well-being and lifestyle, through major brands, banners or products. By the end of this shift, which should be completed by late 2004, Pinault-Printemps-Redoute will have a significantly reinforced growth and profitability profile, centred on its strong value-added activities, being Retail and Luxury Goods.

Secondly, your Group has demonstrated a great capacity for resilience. 2002 has indeed been a difficult year for Pinault-Printemps-Redoute, due in particular to an economic slowdown, an extremely bearish stock market and growing geopolitical tensions. Despite this, we managed to maintain near-stability in our activity, with sales down 0.5% in comparable terms. Sales growth in the second half of the year clearly reflected a net trend of improvement, confirmed, moreover, in the course of the first two months of 2003, particularly in the Retail companies. Overall, Group's companies have once again gained market share, in France and internationally, broadening their product ranges, opening new stores and launching new formats which have really transformed the commercial dynamism and strength of the brands of your Group. The operating income, down 7.7%, reflects the impact of the decline in sales linked to the economic climate, the exchange rate and the structure, and above all, continued sustained investments in the Group brands, particularly in Luxury Goods. Indeed, your Group has decided to concentrate its investment on the deployment of recently acquired brands, Yves Saint Laurent

in particular, and on the development of its distribution network. 2002 has therefore constituted a high point in our development investment, which will decrease from 2003 onwards.
The financial structure, therefore, has been considerably strengthened. Having disposed of the Guilbert mail order business and the Credit and Financial Services division on very favourable terms, the debt-to-equity ratio came down from 75% as at December 31, 2001 to 53.9% as at December 31, 2002.
Pinault-Printemps-Redoute has also pursued actions designed to improve the governance of the Group. In 2002, the number of independent members of the Supervisory Board was increased to five, i.e. more than one third of the Board members. An Audit Committee has replaced the existing Finance Committee and an Appointments Board has just been set up.
The developments taking place in 2002 and the results of the Group have led the Management Board to propose to the Annual General Meeting on May 22, 2003, the distribution of a per-share dividend of Euros 2.30, identical to the previous year. The economic climate is still unfavourable in early 2003, with a slump in global equity markets.

The evolution of Pinault-Printemps-Redoute stock price did not reflect the operational performance of the company.
The uncertainty surrounding the economic environment, the conflict in the Middle East, the declining valuations of assets in the business-to-business and luxury sectors, the downward reviews of valuations on Rexel, have weighed down Pinault-Printemps-Redoute shares.
Despite the general context, which advises caution on our part, we are confident that the Group should, thanks to the efforts, past and underway, both in terms of the management plan and the commercial dynamic, continue to progress and thus demonstrate the relevance of its strategy.

Patricia Barbizet
Chairman of the Supervisory Board

Serge Weinberg
Chairman of the Management Board and CEO

"First of all, it marked the beginning of a major strategic shift that will lead to us concentrating the activities of Pinault-Printemps-Redoute on Retail and Luxury Goods distribution."

2002 RESULTS

Good resilience of sales and operating income
Financial structure significantly improved
Strategic shift initiated under excellent terms

SALES SHOW GOOD RESILIENCE

Pinault-Printemps-Redoute consolidated sales totalled € 27,375.4 million in 2002, down 1.5% from 2001. At comparable structure, exchange rates and number of days, Group sales dropped by 0.5%. Excluding North America, sales rose by 0.9% at comparable structure and exchange rate, reflecting the solid commercial performance by Group companies in a difficult economic climate. This positive commercial performance yielded market share gains in virtually all product categories.


27,798.5
27,375.4
-1.5%
2001
2002

Sales (in € millions)

In the fourth quarter of 2002, sales recorded a strong rebound, with a 1.7% increase at comparable structure, exchange rates and number of days, versus a 1.7% decline in the first quarter of 2002. This turnaround was evident in three of the Group's Divisions, especially in Retail and Luxury Goods, which posted increases in fourth quarter sales of 3.5% and 3.8%, respectively.

IMPROVEMENT IN GROSS MARGIN AND PROFITABILITY OF RETAIL DIVISION

The Group's gross margin totalled €10,589.8 million, a slight 0.4% decline in actual terms, compared with a 1.5% drop in sales.
The 0.5 point increase in gross margin as a percentage of sales reflects the companies' sound competitive positions and improvements in the Group's purchasing strategy, owing mainly to more widespread implementation of the Group-wide systems introduced two years ago.
The impact of lower sales on operating income was contained by the Group's positive performance in terms of gross margin coupled with cost-containment measures. Including the negative effects of exchange rates and structural changes as well as higher development costs in Luxury Goods, operating income amounted to € 1,826.9 million, down 7.7%. Excluding these items, operating income dropped by only 2.8%.
Development costs reflect the Group's investment in its brands, in Retail and especially in Luxury Goods, with 25 store openings in the Retail division and 58 in Luxury Goods division. In 2002, developments accounted for an additional € 805 million in sales by the Retail and Luxury Goods divisions while negatively impacting both divisions' operating income by € 179 million.

*comparable structure, exchange rates and number of days

NET INCOME BOOSTED BY REALISED CAPITAL GAINS

The Group's net interest expense amounted to € 414.6 million, down 0.8% from 2001. Excluding Gucci Group's net available cash, interest expense fell 12.3%, due to falling interest rates.
The Group posted net non-recurring income of € 1,278 million, compared with net non-recurring expense of € 33 million in 2001. Non-recurring income includes items such as capital gains from the sale of the Credit and Financial Services division and the Guilbert mail order business, for a total of € 1,840.7 million.


1,589.2
752.7
+111.1%
2001
2002

Attributable net income *before goodwill amortisation* (in € millions)

MAJOR IMPROVEMENT IN FINANCIAL STRUCTURE

At December 31, 2002, the Group's financial structure had improved significantly, with a debt-to-equity ratio of 53.9%, versus 75% at December 31, 2001. The Group's net financial debt fell sharply to € 4,948.8 million. The improvement reported on December 31, 2002 is due primarily to the two major disposals completed in the second half of 2002.
Net cash from operating activities amounted to € 1,383.6 million, down 16.5% from 2001, owing to lower cash flow.
Operating investments net of disposals stood at € 672.4 million in 2002. Regarding gross operating investments, the main items were as follows: innovation and store openings accounted for € 323.1 million versus € 269.2 million in 2001; logistics and IT investments represented € 210.6 million and refurbishment and renovation accounted for € 168.6 million.
Net financial divestment amounted to € 3,075.8 million from disposals of the Guilbert mail order business and the major portion of the Credit and Financial Services division.

Acquisitions for the period included the purchase of additional shares in Gucci, raising the Group's stake in Gucci Group's capital to 54.4%, payment of the remainder of Conforama's stake in Emmezeta, and the buyback of minority interests in Finaref before the disposal of this company.
In the event of a possible acquisition of 100% of Gucci Group's capital in March 2004, the Group has sufficient liquidity to meet its commitments.

« Though 2002 was a difficult year for the global economy, we managed to maintain our activity in line with the prior year level, on a comparable basis. Furthermore, sales growth in the second half of the year clearly reflected more positive trends. »



** subject to approval by the Annual General Meeting on May 22, 2003

Strategic Shift
Towards a Group focused on individual customers

The most important development of 2002 was the launch of a major strategic shift aimed at transforming Pinault-Printemps-Redoute into a retail and luxury goods distribution group, focused on individual customers and their needs in terms of well-being and lifestyle. Thanks to a coherent portfolio of strong brands, the Group is in a position to meet the needs of the consumer in the areas of luxury goods, fashion and beauty, household, culture and technology.
The brand portfolio of Pinault-Printemps-Redoute is one of the richest, with powerful brands holding leading positions on their markets, both in terms of retail and luxury goods distribution.
Most of this shift should be completed by late 2004. Its main objective is to enter a new phase in the Group's quest for growth and profitability.

Disposal of the Credit and Financial Services division

On December 23, 2002, Pinault-Printemps-Redoute announced the sale of its Credit and Financial Services division to two external partners: Crédit Agricole SA, which acquired Finaref and BNP Paribas, which took over 90% of the company Facet (credit activities of the Conforama stores). The sale of Finaref to Crédit Agricole SA took place in two stages: 61% was sold on February 26, 2003, with a supplementary 29% to be sold in the first quarter of 2004.
PPR will retain 10% of the companies Facet and Finaref as well as the control of the customer databases of Conforama, Fnac, Printemps and Redcats.

Shoppingeden.com, PPR's best e-commerce offers

Pinault-Printemps-Redoute is launching shoppingeden.com, a site that showcases the best offers from the Group's retail companies, and also from Finaref. Ten companies, including Printemps, Conforama, Fnac, La Redoute and VertBaudet have decided to take part in the commercial experiment. Expected to operate during promotional periods (March, October, Valentine's Day, Christmas, etc.) the goal of this site is to generate traffic for the online stores and create additional sales for each company.


PRINTEMPS



ellos.se, the Internet store of Ellos, leader in mail-order selling in Scandinavia, has been presented with the Web Service Award 2002 in the e-commerce category.

Alexander McQueen launches his first perfume: **Kingdom**.

companies highlights



PRINTEMPS

New structure of Printemps de la Maison – Home Decoration

In order to cater to the needs of all lifestyles, Printemps de la Maison – Home Decoration has created five shopping worlds, each one corresponding to a specific style. Customers therefore have a choice between The Luxury Home, The Practical Home, The Charming Home, The Ethnic Home and The Contemporary Home. A lifestyle is portrayed on each floor, from the art of entertaining to household linen, including furniture and decorative items.

Continued development of the Sports division

Made in Sport and Citadium were combined in May 2002 to form the Sports division for Printemps France. Focusing exclusively on sport, this specialised subsidiary offers brands of the sector and targets a young clientele. With 2002 sales up 31%, Made in Sport and Citadium occupy a key position in the specialised sport market. With their different positioning, these two companies complement each other: sports participation and fashion for Citadium and sports news for Made in Sport.
On 5 March, Made in Sport opened its 18th store in Nîmes, in the South-East of France.

CONFORAMA

Opening of a ninth store in Switzerland

In February, Conforama opened its first store in Italian Switzerland, near Lugano. This new outlet, with a sales area of 3,200 sq.m., offers 6,000 references, organised into shopping worlds: furniture, decoration, electrical appliances and electronic leisure equipment. Present in Switzerland since 1976, Conforama now has 9 stores and plans to cover the entire Swiss territory with 5 new stores, at a rate of one per annum.

fnac.com

Fnac Digitale

On November 14th 2002, Fnac opened Fnac Digitale, a new store in the heart of the Paris Latin Quarter. This new concept illustrates the company's ambition: making all the new technologies in the world of computers, sound and imaging products available to the general public. Store display techniques are innovative, for the first time displaying interconnected products both in the showroom area and on the "techno-linked carrousels", where customers can handle them.



GUCCI
GUCCI GROUP

Sustained development of Yves Saint Laurent

Two new products lines were launched in 2002: timepieces and eyewear.
In 2002, Yves Saint Laurent achieved a sustained rate in the development of its network that translated into the opening of 5 stores, bringing the total number of directly operated stores to 46 as at 31 October 2002.

YSL Beauté

The results of YSL Beauté were sustained notably by the growth of Yves Saint Laurent perfumes and cosmetics (6% growth in sales over the twelve months to January 31, 2003). This growth reflects the additional improvements in the distribution, as a result of better sites in department stores and the installation of new counters that reflect the rejuvenated image of Yves Saint Laurent.

Bottega Veneta

23 Bottega Veneta stores were opened in 2002, including openings in Paris (14 rue Faubourg Saint Honoré), London (Sloane Street) and Milan (via Montenapoleone). The main product lines retailed by Bottega Veneta are ladies handbags and luggage, including the lattice-work leather bags, which are the most famous.



REXEL

Strengthening in Austria

Already present in Austria with the companies Schäcke, Regro and Schrack, Rexel reinforced its territorial coverage and business position through the takeover of two new Austrian companies: Ermann, which will be annexed to Schäcke, and HighSpeed Cabling, which will be merged with Schrack. These two acquisitions are in keeping with a strategy promoting external growth in countries where the Group is already operating.
In 2002, Rexel generated 2.9% of its sales in Austria, one of the most dynamic and promising country for the company.

Pinault Bois & Matériaux

Acquisition in Vendée

The takeover at the end of 2002 of Carmat SA, the tiling specialist, gives Pinault Bois & Matériaux the chance to acquire new areas of expertise. This transaction also enables to densify its presence in Vendée and the Loire-Atlantique regions, in the West of France.

Guilbert

GuilWebeasy

In September 2002, Guilbert launched GuilWebeasy, its new Internet-based ordering system for small and medium-sized companies. This site completes Guilbert's e-business offer, which already included sites servicing major accounts and large corporate clients in Germany, Belgium, France, Ireland, Holland and the United Kingdom. This easy-to-use online order system is customised in order to retain the close customer-supplier relationship that exists in this market sector. GuilWebeasy will go live in Belgium and Spain during 2003. Guilbert hopes that, within 2 years, 50% of its 45,000 potential customer accounts will make use of this new service.
As at end 2002 Guilbert's on-line business accounted for 11.5% of total company sales.


GuilWebeasy

CFAO

CFAO Technologies

With CFAO Technologies, CFAO expresses its ambition to become a major player in IT, office automation and telecommunications, all booming markets in Africa.
CFAO Technologies gained momentum in 2002, notably with the signature of a partnership with IBM, the worldwide leader in information technology to be the leading provider of solutions, infrastructures and information systems in Africa.
Beyond the products offer, CFAO Technologies brings to its customers a complete offer of services, from needs' definition to maintenance. With a presence in French-speaking Africa and Algeria, CFAO Technologies awaits for new developments.

A closer look REDCATS



Redcats is the **world no.3** in home shopping, with a presence in 18 countries through a multi-channel network that combines catalogues, e-commerce and stores.

The group has a portfolio of multi-specialist brands of renown prestige, such as La Redoute, no.1 in France, Ellos, no.1 in Scandinavia and Empire in Great Britain, as well as specialised brands that show strong growth potential, for a specific category of products or for clearly-defined target customers, such as Brylane in the USA, Cyrillus, VertBaudet, Somewhere, Daxon, Edmée, Celaia and La Maison de Valérie in France.
In order to consolidate its leading position, Redcats is seeking to develop its brands and build customer loyalty, by offering ranges of innovative products and services. Redcats intends to emphasise its goal of commercial quest through its brands and the markets where the company currently operates.

Three key objectives have been set for 2003:
increasing brand and product differentiation. This involves accurate positioning of product brands with genuine differentiation and fine-tuned targeting. For company brands, this implies making the brand more accessible to customers via more targeted marketing, better quality of service (taking orders, remote payments, delivery), and by ensuring that the product meets the customers' requirements more closely.
improving service quality programmes by strengthening our measurement tools. Developing operating methods in order to improve our expertise at each point of contact with our customers.
Emphasising dynamic growth by introducing new catalogues and product lines.

REDCATS

- 19,133 employees (average number)
- 20 catalogues distributed in 18 countries
- 85 million parcels distributed per year
- 150 million calls annually
- 42 e-commerce sites
- 26.7% estimated market share 2002 in home shopping in France compared with 26.3% in 2001 (source: COE/FEVAD)

CHADWICK'S · LERNER DIRECT · BrylaneHome · ROAMAN'S · Jessica London · LANE BRYANT · KING SIZE · empire · ellos · Josefssons · LA REDOUTE · la Maison de Valérie · Daxon · CELAÏA · Edmée · VERTBAUDET · SOMEWHERE

Breakdown of 2002 sales per distribution channel


3.7% Stores
E-commerce
86.8% Mail-order

Breakdown of 2002 sales per geographic area


Rest of the world 6%
United States 33%
42% France
13% United Kingdom
6% Scandinavia

SHAREHOLDER'S DIARY

Calendar

of Pinault-Printemps-Redoute will take place on May 22, 2003, at the Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris at 3.30 pm.



- If you own **registered shares**, you will receive a notice to attend the meeting at your registered address, with the admission ticket application form to be sent to Euro Emetteur Finance.

Your shares must have been registered a minimum of five days prior to the date of the meeting.

- If you own **bearer shares**, at least five days before the date of the Meeting, you should request a shareholding certificate from your financial intermediary, who will send it to Euro Emetteur Finance.

On receipt of this share custody certificate, an admission ticket will be sent out to you.

Application forms for correspondence and proxy votes are available upon request from Euro Emetteur Finance* or Pinault-Printemps-Redoute.
You can also obtain the documentary information provided for under current legislation through your financial intermediary or from our Shareholder Service Department.

*Euro Emetteurs Finance
48 boulevard des Batignolles - 75017 Paris
Tel: + 33 (0)1 55 30 59 11

First quarter sales
April 17

Second quarter sales
July 17

Interim results
September 4

Third quarter sales
October 16

The Annual General Meeting will be broadcast live on the Internet:
www.ppractionnaire.com

Shareholders

The Group has more than 180,000 individual shareholders, compared with more than 171,000 in 2001. Individual shareholders represent 13.3% of the capital, of which 11% are bearer. 36.4% of the capital is held by institutional investors, of which 15.8% corresponds to international investors. Pinault-Printemps-Redoute holds 4.8% of the capital, 1.1% of which is allocated to the stock-options programme. International institutional investors represent 27.3% of the free float.

(Source: Titre au Porteur Identifiable (at January 10, 2003)


French Institutions 20.6%
Guilbert-Cuvelier 2.5%
International Institutions 15.8%
Treasury stock 4.8%
42.2% Artémis
0.3% Employees
Individual shareholders





Movitex warehouse - Redcats Leers Site (59)

The Leers site is the warehouse for the preparation of orders for the Daxon and Edmée de Roubaix catalogues. It has a surface of 45,000 sq.m. and makes 45,000 parcels per day.




fnac junior

Fnac Junior Lille (59)

Fnac Junior is a chain specialised in educational leisure for children aged 0 – 12. The originality of the concept is based on the organisation of the range of goods into three themed worlds: *Entertain, Imagine and Tell stories, Make and Create, Discover and Explore.*



Conforama Colombes (92)

The Colombes store fully displays the new Conforama concept with a clearer customer navigation and attractive promotional aisles. At the end of 2002, Conforama had 137 stores in operation in France.



For further information or to **register** for site visits,

please call + 33 (0)1 44 90 63 25
You can also contact us by e-mail: shareholder@pprgroup.com